Mail Stop 4561
                                                            June 14, 2018

Lei Li
Chief Executive Officer
Qtech, Ltd.
11/F, Block 3, Xing Chuang Technology Center
Shen Jiang Road 5005
Pudong New Area, Shanghai, 200120
People's Republic of China

       Re:     Qtech, Ltd.
               Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted May 23, 2018
               CIK No. 0001733298

Dear Mr. Li:

       We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Business

Monetization, page 108

   1. Please revise to provide the duration of the membership registration agreement with
      Baidu.
 Lei Li
Qtech, Ltd.
June 14, 2018
Page 2

       You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby,
Attorney-Advisor, at (202) 551-3334 or me at (202) 551-3673 with any other questions.

                                                      Sincerely,

                                                      /s/ Folake Ayoola

                                                      Folake Ayoola
                                                      Special Counsel
                                                      Office of Information
                                                      Technologies and Services

cc:    Chris Lin, Esq.
       Simpson Thacher & Bartlett LLP